

Mail Stop 4561

October 28, 2016

Lim Wee Lee
Chief Executive Officer
NPQ Holdings Limited
190 Toa Payoh Lorong
6 #02-514
Singapore 310190

      Re: NPQ Holdings Limited
             Amendment No. 2 Registration Statement on Form S-1
             Filed October 14, 2016
             File No. 333-212517

Dear Mr. Lim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2016 letter.

Prospectus Summary, page 3

1.   Regarding your revisions in response to prior comment 5, please consider further revising the summary to include a brief description of the nature of your proposed business, the status of its development, and any material obstacles and uncertainties that may preclude completion of product development and ultimate achievement of your business plan besides fundraising.

2.   Please further revise your disclosure in accordance with prior comment 6 to include your net loss and accumulated deficit for the latest available period. Also similarly revise the related disclosure in the first risk factor on page 7.

Risk Factors

"We are an 'emerging growth company' and intend to take advantage . . . ," page 19

3.   We note your revised disclosure in response to prior comment 11 does not clarify the extent to which these reduced reporting requirements will continue to be available to you as long as you remain a smaller reporting company. Please revise in accordance with our comment.

Management, page 48

4.   Your revised disclosure in response to prior comment 17 suggests that Mr. Liew Siow Gian Patrick is an employee of your company rather than solely a director. Please clarify or revise the table to disclose his additional position. Also clarify on page 48 whether the number of hours that he devotes to your business is a weekly or monthly estimate.

Executive Compensation, page 53

5.   In response to prior comment 20 you disclose that the aggregate grant date fair value of the common stock was $90,000. Please reconcile this amount with the $10,000 on page 55. Also disclose information regarding this unregistered issuance in accordance with Item 701 of Regulation S-K.

Certain Relationships and Related Transactions, page 54

6.   You disclose in Note 6 on page F-18 that you were obligated to pay Greenpro Venture Capital Limited $45,000 upon the filing of this registration statement and will be obligated to pay $60,000 upon its effectiveness. Please disclose these transactions pursuant to Item 404(a) of Regulation S-K. Furthermore, file the consulting agreement that provides for them as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-1

7.   You disclose in Note 6 on page F-18 that you issued $4,000 of convertible promissory notes to three individuals. Please revise to disclose information regarding this issuance, including the class of persons to whom the securities were sold. Refer to Item 701 of Regulation S-K. Furthermore, revise the disclosure on page 35 that indicates that there are no securities convertible into shares of your common stock and provide the information required by Item 201(a)(2) of Regulation S-K.

Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or, in his absence, Gabriel Eckstein, Attorney-Advisor, at (202) 551-3286 with any questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information
Technologies and Services

cc: Matheau J. W. Stout, Esq.